SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

______

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

VIA EDGAR

June 25, 2018

Re:	Acceleration Request for BrightView Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-225277)

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, BrightView Holdings, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on June 27, 2018, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2948 with any questions.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission

Effie Simpson

Theresa Brillant

Julia Griffith

J. Nolan McWilliams

BRIGHTVIEW HOLDINGS, INC.

401 Plymouth Road, Suite 500

Plymouth Meeting, Pennsylvania 19462

June 25, 2018

VIA EDGAR

Re:	BrightView Holdings, Inc.
Registration Statement on Form S-1
File No. 333-225277

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BrightView Holdings, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on June 27, 2018, or as soon as practicable thereafter.

If you require any additional information with respect to this letter, please contact Joseph H. Kaufman (212-455-2948) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours, BRIGHTVIEW HOLDINGS, INC.

By:	/s/ Jonathan M. Gottsegen
	Name:	Jonathan M. Gottsegen
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

[Signature Page to Company Acceleration Request]

June 25, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	BrightView Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-225277)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of up to 24,495,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Washington D.C. time, on June 27, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated June 18, 2018, through the date hereof:

Preliminary Prospectus dated June 18, 2018:

2,236 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC As Representatives of the several Underwriters GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Eugene Sohn
	Name:	Eugene Sohn
	Title:	Executive Director

[Signature Page to Underwriter Acceleration Request]